EXHIBIT 16.1

                               LETTER OF KPMG LLP

May 15, 2001



Securities and Exchange Commission
Washington, D.C. 20549



Ladies and Gentlemen:



We were previously principal accountants for UCAR International Inc. and, under the date of February 15, 2001 we reported on the consolidated financial statements of UCAR International Inc. and subsidiaries as of and for the years ended December 31, 2000 and 1999. On May 8, 2001, our appointment as principal accountants was terminated. We have read UCAR International Inc.'s statements included under Item 4 of its Form 8-K dated May 15, 2001, and we agree with such statements, except that we are not in a position to agree or disagree with the following:

     o UCAR International Inc.'s statements that Deloitte & Touche LLP has been appointed as independent public accountants, the appointment was recommended by the Audit and Finance Committee and the appointment was approved by the Board of Directors after the completion of a proposal process; and

     o UCAR International Inc.'s statement that Deloitte & Touche LLP was not consulted regarding (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on UCAR International Inc.'s consolidated financial statements, or (ii) any matter that was the subject of a disagreement (as described in Paragraph 304(a)(1)(iv) of Regulation S-K). Also, we are not aware of the existence of a condition required to be reported under Item 304(a)(1)(v) of Regulation S-K, therefore we take no position with respect to the statement made by UCAR International Inc. with respect to reportable events.


Very truly yours,



/s/ KPMG LLP